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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of	May , 2006

Commission File Number	0-28816

Richmont Mines Inc.
(Translation of registrant's name into English)
110, avenue Principale, Rouyn-Noranda (Quebec) J9X 4P2
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Richmont Mines Inc.
(Registrant)

Date:	May 23, 2006	By	Nicole Veilleux (signed)
(Signature)*
Nicole Veilleux
* Print the name and title under the signature of the signing officer.			Financial Director
Persons who are to respond to the collection of information contained In this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1815 (11-02)

Explanatory Note:

Richmont Mines Inc.  is amending its First Quarter Report filed on May 8, 2006.  The change is described below and the amended report is being filed herewith as Exhibit 99.1

Richmont Mines Inc. announces that it has revised and re-filed its first quarter 2006 unaudited financial statements which were originally filed on May 8, 2006 with the result that the consolidated results for the three-month period ended March 31, 2006 now show net earnings of $660,447, or $0.03 per share, instead of a net loss of $1,465,085, or $0.07 per share. This revision also has the effect of improving shareholders' equity for the period by $2,145,532 and reducing future mining and income tax assets and liabilities by $593,191 and $2,738,723, respectively, as of March 31, 2006.

This revision has no impact on the net loss before other items, cash flow, cash and cash equivalents and working capital nor does it effect the December 31, 2005 audited consolidated financial statements and the previous periods.

This revision resulted from the re-evaluation of future mining and income tax assets and liabilities related to the issuance of $7,500,000 flow-through shares pursuant to a private placement financing concluded in December 2005 in respect of which the Company renounced fiscal deductions in February 2006.